Exhibit 99.1

ACQUISITION AGREEMENT

By and Among

FILECOINER, INC.,

HVE INC.

and

SPHERE 3D CORP.

Dated as of  October 14, 2021

ACQUISITION AGREEMENT

This Acquisition Agreement  (this "Agreement"), is entered into as of October 14, 2021 (the "Execution Date") by and among Filecoiner, Inc., a Nevada corporation ("Filecoiner"), HVE Inc., a Delaware corporation ("HVE") and Sphere 3D Corp., an Ontario corporation ("Sphere"). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01 hereof.

RECITALS

WHEREAS, HVE provides information technology solutions for stand-alone data storage and technologies that converge the traditional silos of compute, storage and network into one integrated hyper-converged or converged solution.

WHEREAS, in furtherance of the acquisition by Filecoiner of certain assets as set forth under Schedule A (the "Assets") and the intellectual property rights as set forth under Schedule B (the "IPR," collectively with Assets as the "Snap Business"), and on the terms and subject to the conditions set forth in this Agreement and in accordance with the laws of the State of Nevada (the "NRS"), the Snap Business shall be acquired by Filecoiner (the "Acquisition") in exchange for the Acquisition Consideration as defined in Section 2.01 herein;

WHEREAS, the Board of Directors of Sphere (the "Sphere Board") has unanimously: (a) determined that it is in the best interests of  Sphere and its shareholders, and declared it advisable, for HVE to enter into this Agreement with  Filecoiner; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption and execution of this Agreement by Sphere and HVE;

WHEREAS, the Board of Directors of Filecoiner (the "Filecoiner Board") has unanimously: (a) determined that it is in the best interests of Filecoiner and its respective stockholders, as applicable, and declared it advisable, to enter into this Agreement; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition; and

WHEREAS, the parties desire to make certain representations, warranties, covenants, and agreements in connection with the Acquisition and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Acquisition.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I
THE ACQUISITION

Section 1.01 The Acquisition.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the NRS, at the Closing Date, Filecoiner shall acquire the Snap Business for the Acquisition Consideration and under the terms and conditions set forth herein.

Section 1.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Acquisition will take place at 10 a.m., New York time, as soon as practicable (and, in any event, within three Business Days but in no event later than October 15, 2021 (the "Closing Date")) after the satisfaction of all conditions to the Acquisition set forth in Article II and Article VI (other than those conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), including HVE transferring the Snap Business to Filercoiner and Filecoiner transferring the Acquisition Consideration to HVE, at which time, HVE will have no further rights or obligations to the Snap Business (the "Closing"), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall take place at the offices of Sichenzia Ross Ference LLC ("Filecoiner's Counsel"), 1185 Avenue of Americas, New York, New York 10036, or remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the parties hereto.

Section 1.03 Effects of the Acquisition of the Assets and IPR. The Acquisition shall have the effects set forth in this Agreement and in the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto from and after the Closing Date, the effects of the Acquisition shall be that Filecoiner shall become the owner of 100% of the Snap Business and shall have the power to direct the management and business policies associated with it. All property, rights, privileges, immunities, franchises, licenses, and authority of HVE with respect to the Snap Business  shall transfer to  Filecoiner, and all debts, liabilities, obligations, restrictions, and duties of HVE shall remain the debts, liabilities, obligations, restrictions, and duties of  HVE.

ARTICLE II
EFFECT OF THE ACQUISITION ON BUSINESS; EXCHANGE OF CERTIFICATES

Section 2.01 Closing

(a) Closing.  HVE shall present certificates (or other form of ownership) representing the Snap Business and any other required documentation transferring the Snap Business to Filercoiner, and Filecoiner shall issue to HVE 1,000 shares of Filecoiner's Series B Preferred Stock having a value of $8.0 million (the "Preferred Stock Consideration"), the terms and conditions of which are as stated under the certificate of designation attached herewith as Exhibit A. The Preferred Stock Consideration is alternatively referred to as the "Acquisition Consideration".

(b) Full Satisfaction. All Acquisition Consideration paid upon the surrender of the Snap Business in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Snap Business.

(c) Distributions with Respect to Acquisition Consideration. All shares under the Acquisition Consideration to be issued pursuant to the Acquisition shall be deemed issued and outstanding as of the Closing Date and whenever a dividend or other distribution is declared by Filecoiner in respect of the Acquisition Consideration, the record date for which is after the Closing Date, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SPHERE AND/OR HVE

Except: (a) as disclosed in the SEC Filings at least (5) five Business Days prior to the date hereof and as identified in the particular representation that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions "Risk Factors," "Forward-Looking Statements," "Quantitative and Qualitative Disclosures About Market Risk," and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the correspondingly numbered Section of the Sphere Disclosure Letter that relates to such Section or in another Section of the Sphere Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section; Sphere hereby represents and warrants to Filecoiner  as follows:

Section 3.01 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. Each of Sphere and HVE are corporations duly organized, validly existing, and in good standing (to the extent that the concept of "good standing" is applicable in the case of any jurisdiction outside the United States) under the Laws of its respective jurisdiction of organization, and has the requisite corporate power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of Sphere and HVE is duly qualified or licensed to do business as a foreign corporation, company, or other legal entity and is in good standing (to the extent that the concept of "good standing" is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect.

(b) Charter Documents. The copies of the Certificate of Incorporation, as amended, and the Bylaws of HVE in the form provided to or made available to Filecoiner are true, correct, and complete copies of such documents as in effect as of the date of this Agreement.

(c) Subsidiaries. The list of Subsidiaries set forth in the SEC Filings is true, correct, and complete.

Section 3.02 Capital Structure.

(a) Capital Stock. The equity interests  of Sphere are fully described in the filings made by Sphere with the U.S. Securities Exchange Commission (the "SEC Filings").

Section 3.03 Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes.

(a) Authority. Each of Sphere and HVE has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Acquisition, adoption of this Agreement by the unanimous affirmative vote or consent of the Board of directors of Sphere (the "Requisite Sphere Approval"), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Sphere and HVE and the consummation by Sphere and HVE of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Sphere and HVE and no other corporate proceedings on the part of Sphere or HVE are necessary to authorize the execution and delivery of this Agreement or to consummate the Acquisition and the other transactions contemplated hereby. The Requisite Sphere Approval is the only vote or consent necessary to approve and adopt this Agreement, approve the Acquisition, and consummate the Acquisition and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Sphere and HVE and, assuming due execution and delivery by Filecoiner constitutes the legal, valid, and binding obligation of Sphere and HVE, enforceable against Sphere and HVE in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors' rights generally and by general principles of equity.

(b) Non-Contravention. Except as disclosed in Schedule 3.03(b) of the Sphere Disclosure Letter, the execution, delivery, and performance of this Agreement by Sphere and HVE, and the consummation by Sphere and HVE of the transactions contemplated by this Agreement, including the Acquisition, do not and will not: (i) subject to obtaining the Requisite Sphere Approval, contravene or conflict with, or result in any violation or breach of, the Charter Documents of Sphere or HVE; (ii) assuming that all Consents contemplated by Section 3.03(c) have been obtained or made and, in the case of the consummation of the Acquisition, obtaining the Requisite Sphere Approval, conflict with or violate any Law applicable to Sphere or HVE, or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in Sphere's or HVE's loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which Sphere or HVE is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of Sphere or HVE, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect. The Assets listed on Schedule A constitute all of the Assets necessary to operate the Snap Business and are 100% owned by HVE and are not being transferred subject to any liens or other restrictions.

(c) Governmental Consents. Except as disclosed in Schedule 3.03(c) of the Sphere Disclosure Letter, no consent, approval, order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing being a "Consent"), any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a "Governmental Entity") is required to be obtained or made by HVE in connection with the execution, delivery, and performance by HVE of this Agreement or the consummation by HVE of the Acquisition and other transactions contemplated hereby, except for such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect.

(d) Board Approval by the Sphere Board, by resolution and, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the transactions contemplated hereby, including the Acquisition, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Sphere; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Acquisition, upon the terms and subject to the conditions set forth herein; ( the "Sphere Board  Approval").

(e) Anti-Takeover Statutes. No "fair price," "moratorium," "control share acquisition," "supermajority," "affiliate transactions," "business combination," or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to Sphere is applicable to this Agreement, the Acquisition, or any of the other transactions contemplated by this Agreement. The Sphere Board has taken all actions so that no restrictions will  apply to the execution, delivery, or performance of this Agreement and the consummation of the Acquisition and the other transactions contemplated by this Agreement.

Section 3.04 Financial Statements; Off-Balance Sheet Arrangements.

(a) Financial Statements. Sphere has provided Filecoiner with access to the SEC Filings. Each of the  financial statements (including, in each case, any notes and schedules thereto) included in the SEC Filings: (i) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited  financial statements, as applicable for unaudited financial statements); and(ii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholder's equity, and cash flows of Sphere as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP (but only if the effect of such adjustments would not, individually or in the aggregate, be material).

(b) Off-Balance Sheet Arrangements. Except as disclosed in Schedule 3.04(b) of the Sphere Disclosure Letter, Sphere is not a party to, or has any commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Sphere or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(c) Undisclosed Liabilities. Except as disclosed in Schedule 3.04(c) of the Sphere Disclosure Letter, neither Sphere nor HVE has any Liabilities other than Liabilities that: (i) are reflected or reserved against in Sphere balance sheet (including in the notes thereto); (ii) were incurred since the date of Sphere balance sheet in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect.

Section 3.05 Absence of Certain Changes or Events. Since the date of  the last Sphere balance sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and except as disclosed in the SEC Filings, the Snap Business has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred:

(a) any Snap Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect; or

(b) any event, condition, action, or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 5.01.

Section 3.06 Reserved.

Section 3.07 Intellectual Property.

(a) List. Schedule B herewith contains a true and complete list, as of the date hereof, of all: (i) IPR that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private registrar, including patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, and internet domain name registrations; and (ii) material unregistered IPR, relating to the Snap business (the "Snap IP").

(b) Right to Use; Title. HVE is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to the Snap IP, and, to HVE's Knowledge, has the valid and enforceable right to use all other Intellectual Property used in or necessary for the conduct of the Snap Business as currently conducted and as proposed to be conducted, in each case, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect.

(c) Validity and Enforceability. HVE's rights, to HVE's Knowledge, in the Snap IP are valid, subsisting, and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect. HVE has taken reasonable steps to maintain the Snap IP and to protect and preserve the confidentiality of all trade secrets included in the Snap IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect.

(d) Non-Infringement. Except as would not be reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect: (i) to HVE's Knowledge, the conduct of the Snap Businesses has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person; and (ii) to the Knowledge of HVE, no third party is infringing upon, violating, or misappropriating any Snap IP.

(e) IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of HVE, threatened: (i) alleging any infringement, misappropriation, or violation by HVE of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any Snap IP or HVE's rights with respect to any Snap IP, in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect. HVE is not subject to any outstanding Order that restricts or impairs the use of any Snap IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect.

(f) Privacy and Data Security. HVE has complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Snap Businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect. In the past twelve (12) months, HVE has not: (i) to HVE's knowledge, experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning HVE's collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to HVE's Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect.

Section 3.08 Compliance; Permits.

(a) Compliance. HVE is and, since January 1, 2020, has been in material compliance with all Laws or Orders applicable to HVE or by which HVE or any of it businesses or properties is bound. Since January 1, 2020, no Governmental Entity has issued any notice or notification stating that HVE is not in compliance with any Law in any material respect.

(b) Permits. HVE holds and, to the extent necessary to operate the Snap Business  as such business is being operated as of the date hereof, all permits, licenses, registrations, variances, clearances, consents, commissions, franchises, exemptions, Orders, authorizations, and approvals from Governmental Entities (collectively, "Permits"), except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect (the "Excluded Permits").  Schedule 3.08(b) of the Sphere Disclosure Letter contains a complete and accurate list of the Permits (except any Excluded Permits).  No suspension, cancellation, non-renewal, or adverse modifications of any Permits of Sphere relating to the Snap Business are pending or, to the Knowledge of HVE, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect. HVE is and, since January 1, 2020, has been in compliance with the terms of all such Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect.

Section 3.09 Litigation. Except as disclosed in Schedule 3.09 of the  Sphere Disclosure Letter, there is no Legal Action pending, or to the Knowledge of HVE, threatened against HVE or any of its Business or, to the Knowledge of HVE, any officer or manager of HVE in its capacities as such other than any such Legal Action that: (a) does not involve an amount in controversy in excess of $100,000; and (b) does not seek material injunctive or other material non-monetary relief. Notwithstanding the $100,000 threshold, all litigations which HVE is a party to and which would reasonably be expected to have a Snap Material Adverse Effect, are disclosed in Schedule 3.09.  None of the Business is subject to any order, writ, assessment, decision, injunction, decree, ruling, or judgment of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent ("Order"), which would reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect. To the Knowledge of HVE, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of HVE, threatened, in each case regarding any accounting practices of HVE or any malfeasance by any officer or manager of HVE.

Section 3.10 Brokers' and Finders' Fees. Other than as set forth in Section 3.10 of the Sphere Disclosure Letter, neither Sphere nor HVE has incurred, nor will it incur, directly or indirectly, any other liability for investment banker, brokerage, or finders' fees or agents' commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement, and any such investment banker, brokerage, or finders' fees or agents' commissions, or any similar charges shall be a liability of the Shareholders to be paid from the Acquisition Consideration or  of Sphere's funds and paid prior to or concurrently with the Closing and shall not be the responsibility of Filecoiner.

Section 3.11 Real Property and Personal Property Matters.

(a) Owned Real Estate. HVE does not own any Real Estate.

(b) Reserved..

(c) Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect, HVE is in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by HVE relating to the Snap Business, free and clear of all Liens other than Permitted Liens.

Section 3.12 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect:

(a) Compliance with Environmental Laws. HVE is, and has been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the Snap Business, as currently conducted.

(b) No Disposal, Release, or Discharge of Hazardous Substances. HVE has not disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of HVE, formerly owned, leased, or operated by it or at any other location that is: (i) currently subject to any investigation, remediation, or monitoring; or (ii) reasonably likely to result in liability to HVE, in either case of (i) or (ii) under any applicable Environmental Laws.

(c) No Production or Exposure of Hazardous Substances. HVE has not: (i) produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws, at any Real Estate; or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(d) No Legal Actions or Orders. Except as disclosed in Schedule 3.13(d) of the Sphere Disclosure Letter, HVE has not received written notice of and there is no Legal Action pending, or to the Knowledge of HVE, threatened against HVE, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. HVE is not subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

(e) No Assumption of Environmental Law Liabilities. Except as disclosed in Schedule 3.13(e) of the Sphere Disclosure Letter, HVE has not expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

Section 3.13 Material Contracts.

(a) Material Contracts. For purposes of this Agreement, "Snap Material Contract" shall mean the following related to the Snap Business to which HVE is a party or any of the respective assets are bound (excluding any Leases):

(i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) any employment or consulting Contract (in each case with respect to which HVE has continuing obligations as of the date hereof) with any current or former (A) officer of HVE, (B) member of HVE Board, or (C) HVE Employee providing for an annual base salary or payment in excess of $60,000;

(iii) any Contract providing for indemnification or any guaranty by HVE, in each case that is material to HVE, taken as a whole, other than (A) any guaranty by HVE thereof of any of the obligations of (1) HVE, or (B) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;

(iv) any Contract that purports to limit in any material respect the right of HVE (or, at any time after the consummation of the Acquisition, Filecoiner or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location;

(v) any Contract relating to the disposition or acquisition, directly or indirectly (by Acquisition, sale of stock, sale of assets, or otherwise), by HVE after the date of this Agreement of assets or capital stock or other equity interests of any Person, in each case with a fair market value in excess of $100,000;

(vi) any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of HVE;

(vii) any Contract that contains any provision that requires the purchase of all or a material portion of HVE's requirements for a given product or service from a given third party, which product or service is material to HVE, taken as a whole;

(viii) any Contract that obligates HVE to conduct business on an exclusive or preferential basis or that contains a "most favored nation" or similar covenant with any third party or upon consummation of the Acquisition will obligate Filecoiner to conduct business on an exclusive or preferential basis or that contains a "most favored nation" or similar covenant with any third party;

(ix) any partnership, joint venture, limited liability HVE agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability HVE;

(x) any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $100,000, other than accounts receivables and payables;

(xi) any employee collective bargaining agreement or other Contract with any labor union;

(xii) any IP Agreement;

(xiii) any other Contract under which HVE is obligated to make payment or incur costs in excess of $100,000 in any year and which is not otherwise described in clauses (i)-(xii) above; or

(xiv) any Contract which is not otherwise described in clauses (i)-(xiii) above that is material to HVE, taken as a whole.

(b) Schedule of Material Contracts; Documents. Schedule 3.14(b) of  the Sphere Disclosure Letter sets forth a true and complete list as of the date hereof of all Snap Material Contracts relating to the Snap Business. HVE has made available to Filecoiner correct and complete copies of all Snap Material Contracts, including any amendments thereto.

(c) No Breach. (i) To HVE's Knowledge, all Snap Material Contracts relating to the Snap Business are legal, valid, and binding on HVE, enforceable against it in accordance with its terms, and is in full force and effect; (ii) neither HVE, nor to the Knowledge of HVE, any third party has violated any material provision of, or failed to perform any material obligation required under the provisions of, any such Snap Material Contract; and (iii) neither HVE nor, to the Knowledge of HVE, any third party is in material breach, or has received written notice of breach, of any Snap Material Contract relating to the Snap Business.

Section 3.14 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Snap Material Adverse Effect, all insurance policies of HVE are in full force and effect and provide insurance in such amounts and against such risks as HVE reasonably has determined to be prudent, taking into account the industries in which HVE, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Snap Material Adverse Effect, HVE is not in breach or default, and HVE has not has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Snap Material Adverse Effect and to the Knowledge of HVE: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

Section 3.15 Anti-Corruption Matters. Since January 1, 2020, no member of the Sphere Board, nor any officer or, to the Knowledge of HVE, employee or agent of HVE has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2020, HVE has not disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of HVE, no Governmental Entity is investigating, examining, or reviewing Sphere's compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF FILECOINER

Except as set forth in the correspondingly numbered Section of the Filecoiner Disclosure Letter that relates to such Section or in another Section of Filecoiner Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, Filecoiner hereby represents and warrants to Sphere as follows:

Section 4.01 Organization; Standing and Power; Charter Documents.

(a) Organization; Standing and Power.  Filecoiner  is a corporation duly organized, validly existing, and in good standing (to the extent that the concept of "good standing" is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted.  Filecoiner  is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of "good standing" is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect.

(b) Charter Documents. The copies of the Articles of Incorporation and By-Laws of Filecoiner as most recently filed with the appropriate authorities are true, correct, and complete copies of such documents as in effect as of the date of this Agreement.  Filecoiner  is not  in violation of any of the provisions of its Charter Documents.

Section 4.02 Authority; Non-Contravention; Governmental Consents; Board Approval.

(a) Authority.  Filecoiner has all requisite corporate power, and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Acquisition ("Requisite Filecoiner Approval"), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Filecoiner and the consummation by Filecoiner of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or limited liability action, as applicable, on the part of Filecoiner and no other corporate or limited liability proceedings, on the part of Filecoiner is necessary to authorize the execution and delivery of this Agreement or to consummate the Acquisition, and the other transactions contemplated by this Agreement, subject only, in the case of consummation of the Acquisition, to obtain the Requisite Filecoiner Approval. This Agreement has been duly executed and delivered by Filecoiner and assuming due execution and delivery by Sphere, constitutes the legal, valid, and binding obligation of Filecoiner and enforceable against Filecoiner in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors' rights generally and by general principles of equity.

(b) Non-Contravention. The execution, delivery, and performance of this Agreement by Filecoiner and the consummation by Filecoiner of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, Filecoiner' Charter Documents; (ii) assuming that all of the Consents contemplated by clauses (i) through (v) of Section 4.03 have been obtained or made, and in the case of the consummation of the Acquisition, conflict with or violate any Law applicable to Filecoiner or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in Filecoiner's  loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which Filecoiner  is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of Filecoiner , except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect.

(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Filecoiner in connection with the execution, delivery, and performance by Filecoiner of this Agreement or the consummation by Filecoiner of the Acquisition, the Filecoiner Stock Issuance, and the other transactions contemplated hereby, except for: (i)  such Consents as may be required under applicable state securities or "blue sky" Laws ; and (iii) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect.

(d) Board Approval.

(i) The board of directors of  Filecoiner by resolutions duly adopted by a unanimous vote at a meeting of all directors of Filecoiner duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Acquisition upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Filecoiner and the Filecoiner' stockholders, and (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Acquisition upon the terms and subject to the conditions set forth herein.

Section 4.03 Absence of Certain Changes or Events. Since the date of incorporation except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of Filecoiner has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred any Filecoiner Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect.

Section 4.04 Reserved.

Section 4.05 Privacy and Data Security.

(a) Filecoiner  has complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of Filecoiner's businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect. In the past twelve (12) months, Filecoiner has not: (i) to  Filecoiner's knowledge, experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning  Filecoiner's  collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to Filecoiner's Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect

Section 4.06 Compliance; Permits.

(a) Filecoiner is and, since incorporation, to Filecoiner's knowledge have been in compliance with, all Laws or Orders applicable to Filecoiner  or by which Filecoiner  or  its  businesses or properties is bound, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect. Since its incorporation, no Governmental Entity has issued any notice or notification stating that Filecoiner  is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect.

(b) Permits. Filecoiner holds, to the extent necessary to operate its businesses as such businesses are being operated as of the date hereof, all Permits except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of Filecoiner  is pending or, to the Knowledge of Filecoiner, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect. Filecoiner  is and, since its incorporation, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect.

Section 4.07 Litigation. Except as disclosed in Schedule 4.07 of the Filecoiner Disclosure Letter, there is no Legal Action pending, or to the Knowledge of Filecoiner, threatened against Filecoiner  or its properties or assets or, to the Knowledge of Filecoiner, any officer or director of Filecoiner in their capacities as such other than any such Legal Action that: (a) does not involve an amount that would reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect; and (b) does not seek material injunctive or other material non-monetary relief. None of Filecoiner or any or any of its properties or assets is subject to any Order of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect. To the Knowledge of Filecoiner, there are no governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of Filecoiner, threatened, in each case regarding any accounting practices of Filecoiner  or any malfeasance by any officer or director of Filecoiner.

Section 4.08 Brokers' and Finders' Fees. Neither Filecoiner, nor any of its respective Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders' fees or agents' commissions, or any similar charges in connection with this Agreement or any transaction contemplated hereby for which Sphere would be liable in connection with the Acquisition.

Section 4.09 Real Property and Personal Property Matters.

(a) Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect, Filecoiner is in possession of and has good and marketable title to, or valid leasehold interests in or valid rights under contract to use, all real property owned, leased, or used by Filecoiner , free and clear of all Liens other than Permitted Liens

(b) Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect, Filecoiner is in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by Filecoiner , free and clear of all Liens other than Permitted Liens.

Section 4.10 Environmental.  Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect:

(a) Compliance with Environmental Laws. Filecoiner is, and has been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of Filecoiner  as currently conducted.

(b) No Disposal, Release, or Discharge of Hazardous Substances. Filecoiner has not disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of Filecoiner, formerly owned, leased, or operated by it  or at any other location that is: (i) currently subject to any investigation, remediation, or monitoring; or (ii) reasonably likely to result in liability to Filecoiner , in either case of (i) or (ii) under any applicable Environmental Laws.

(c) No Production or Exposure of Hazardous Substances.  Filecoiner  has not: (i) produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws, at any Real Estate; or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(d) No Legal Actions or Orders. Filecoiner  has not  received written notice of and there is no Legal Action pending, or to the Knowledge of Filecoiner, threatened against Filecoiner , alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law.  Filecoiner is not subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

(e) No Assumption of Environmental Law Liabilities. Filecoiner  has not  expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business

Section 4.11 Material Contracts.  Material Contracts. For purposes of this Agreement, "Filecoiner Material Contract" shall mean any Contract that is material to Filecoiner, taken as a whole.  All the Filecoiner Material Contracts are legal, valid, and binding on Filecoiner , enforceable against it in accordance with its terms, and is in full force and effect; (ii)  Filecoiner has not, nor, to the Knowledge of Filecoiner, any third party has not  violated any material provision of, or failed to perform any material obligation required under the provisions of, any Filecoiner Material Contract; and (iii)  Filecoiner  nor, to the Knowledge of Filecoiner, any third party is in material breach, or has received written notice of breach, of any Filecoiner Material Contract

Section 4.12 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Filecoiner Material Adverse Effect, all insurance policies of Filecoiner are in full force and effect and provide insurance in such amounts and against such risks as the Filecoiner reasonably has determined to be prudent, taking into account the industries in which the Filecoiner  operate, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Filecoiner Material Adverse Effect,  Filecoiner is not in breach or default, and has not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Filecoiner Material Adverse Effect and to the Knowledge of  Filecoiner: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

Section 4.13 Information Supplied. None of the information supplied or to be supplied by or on behalf of Filecoiner for inclusion or incorporation by reference in any information sent to Shareholders will,  at the date it is first mailed to Sphere's  stockholders or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.. Notwithstanding the foregoing, no representation or warranty is made by Filecoiner  with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of Filecoiner .

Section 4.14 Anti-Corruption Matters. Since December 31, 2019, none of Filecoiner,  or any director, officer or, to the Knowledge of Filecoiner, employee or agent of Filecoiner  has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since incorporation , Filecoiner  has not disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of Filecoiner, no Governmental Entity is investigating, examining, or reviewing Filecoiner 's compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

ARTICLE V
COVENANTS

Section 5.01 Conduct of Snap Business.  In the event that the Closing Date does not occur simultaneously with the signing as provided for in ARTICLE I Section 1.02, during the period from the date of this Agreement until the Closing Date, HVE shall, except as expressly permitted or required by this Agreement, as required by applicable Law, or with the prior written consent of Filecoiner (which consent shall not be unreasonably withheld, conditioned, or delayed), to use commercially reasonable efforts to conduct the Snap Business only in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, HVE shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to preserve substantially intact the Snap Business, to keep available the services of its current officers and employees, to preserve its present relationships with its material customers, suppliers, distributors, licensors, licensees, and other Persons having material business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing Date, except as otherwise expressly permitted or required by this Agreement, as set forth in Section 5.01 of the Sphere Disclosure Letter, or as required by applicable Law, HVE, solely with respect to the Snap Business, shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Filecoiner (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a) except as required by applicable Law or by any Sphere Employee Plan or Contract in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by HVE or any of its Subsidiaries to directors, officers, or employees of the Snap Business in any material respect, other than increases in compensation made to officers and employees in the ordinary course of business consistent with past practice, or (ii) promote any officers or employees, except in connection with HVE's annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee;

(b) (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in any Subsidiary of HVE related to the Snap Business; provided, that the foregoing shall not prohibit HVE and its Subsidiaries from selling inventory in the ordinary course of business or transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses under IPR, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(c) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Sphere Material Contract or any Lease with respect to material Real Estate or any other Contract or Lease solely related to the Snap Business that, if in effect as of the date hereof would constitute a Sphere Material Contract or Lease with respect to material Real Estate hereunder;

(d) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance related to the Snap Business;

(e) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Acquisition from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code; or

(f) agree or commit to do any of the foregoing.

Section 5.02 Conduct of the Business of Filecoiner. During the period from the date of this Agreement until the Closing Date, Filecoiner shall except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of Sphere (which consent shall not be unreasonably withheld, conditioned, or delayed), to use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing Date, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.02 of the Filecoiner Disclosure Letter, or as required by applicable Law, Filecoiner shall not, without the prior written consent of Sphere (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a) amend its Charter Documents in a manner that would adversely affect Sphere or HVE  relative to the other holders of Acquisition Consideration;

(b) (i) split, combine, or reclassify any Filecoiner Securities  in a manner that would adversely affect HVE or the Shareholders relative to the other holders of Acquisition Consideration, except that  Filecoiner shall be able to effect a reverse split in order to meet the requirements for listing on Nasdaq; (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Filecoiner Securities or Filecoiner Subsidiary Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries and ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);

(c) pledge, dispose of, or encumber any Filecoiner  Securities, other than (i) the issuance of shares of Acquisition Consideration upon the exercise of any Filecoiner Equity Awards outstanding as of the date of this Agreement in accordance with its terms,  (ii) the issuance of shares of Acquisition Consideration in connection with or upon the exercise of any Filecoiner Equity Awards granted after the date hereof in the ordinary course of business consistent with past practice,  (iii) shares to be issued in connection with any financing that Filecoiner undertakes for fair value, and (iv) shares issued in connection with an acquisition by Filecoiner.

(d) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(e) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Acquisition from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code; or

(f) agree or commit to do any of the foregoing.

Section 5.03 Access to Information; Confidentiality.

(a) Access to Information. From the date of this Agreement until the earlier to occur of the Closing Date or the termination of this Agreement in accordance with the terms set forth in  ARTICLE VII, each of Filecoiner and HVE shall, and shall cause their respective Subsidiaries (if any) to, afford to the other and their respective Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of Filecoiner, HVE or any of their respective Subsidiaries (if any), to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of Filecoiner, HVE (with respect to the Snap Business) and their respective Subsidiaries (if any). Further, each of Filecoiner and HVE shall, and shall cause their respective Subsidiaries (if any) to, furnish promptly to HVE or Filecoiner such other information concerning the business and properties of Filecoiner, the Snap Business and their respective Subsidiaries (if any) as the other of HVE or Filecoiner may reasonably request from time to time. None of Filecoiner, HVE nor any of their respective Subsidiaries (if any) shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Sphere or Filecoiner pursuant to this Agreement.

Section 5.04 No Solicitation. HVE shall not, and shall cause its Subsidiaries (if any) to not, directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Snap Business or any of its  Subsidiaries (if any) to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal and shall not authorize or permit its or its  Subsidiaries' (if any) directors, managers, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors (with respect to any Person, the foregoing Persons are referred to herein as such Person's "Representatives") to do any of the foregoing;

Section 5.05 Reserved.

Section 5.06 Reserved.

Section 5.07 Notices of Certain Events; Stockholder Litigation; No Effect on Disclosure Letters.

(a) Notices of Certain Events. HVE shall notify Filecoiner, and Filecoiner shall notify HVE, promptly of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (iii) any event, change, or effect between the date of this Agreement and the Closing Date which causes or is reasonably likely to cause the failure of the conditions set forth in Section 6.02(a), Section 6.02(b), or Section 6.02(c)of this Agreement (in the case of HVE) or Section 6.03(a), Section 6.03(b), or Section 6.03(c) of this Agreement (in the case of Filecoiner ), to be satisfied.

(b) No Effect on Disclosure Letters. In no event shall: (i) the delivery of any notice by a party pursuant to this Section  5.07 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement; (ii) disclosure by HVE be deemed to amend or supplement Sphere Disclosure Letter or constitute an exception to Sphere's representations or warranties; or (iii) disclosure by Filecoiner be deemed to amend or supplement the Filecoiner Disclosure Letter or constitute an exception to Filecoiner's representations or warranties. This Section  Section 5.07 shall not constitute a covenant or agreement for purposes of Section 6.02(b) or Section 6.03(b).

Section 5.08 Reserved.

Section 5.09 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by Sphere and Filecoiner. Thereafter, each of Sphere, Filecoiner agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of Sphere and Filecoiner (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Law or the rules or regulations of any applicable  securities exchange or other Governmental Entity to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.09 shall not apply to any release or announcement made or proposed to be made in connection with and related to: (a) a Sphere Adverse Recommendation Change; (b) a Filecoiner Adverse Recommendation Change; or (c) any disclosures made in compliance with Section 5.04.

Section 5.10 Anti-Takeover Statutes. If any "control share acquisition," "fair price," "moratorium," or other anti-takeover Law becomes or is deemed to be applicable to Filecoiner, Sphere, the Acquisition, or any other transaction contemplated by this Agreement, then each of Sphere and Sphere Board on the one hand, and Filecoiner and the Filecoiner Board on the other hand, shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

ARTICLE VI
CONDITIONS

Section 6.01 Conditions to Each Party's Obligation to Effect the Acquisition. The respective obligations of each party to this Agreement to effect the Acquisition is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing Date of each of the following conditions:

(a) No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Acquisition, the Filecoiner Stock Issuance, or the other transactions contemplated by this Agreement.

(b) Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity set forth in Section 6.01 of the Sphere Disclosure Letter and Section 6.01 of the Filecoiner Disclosure Letter and required to consummate the Acquisition, and the other transactions contemplated by this Agreement shall have been obtained, free of any condition that would reasonably be expected to have a Snap Material Adverse Effect or Filecoiner Material Adverse Effect.

(c) Reserved

Section 6.02 Conditions to Obligations of Filecoiner . The obligations of Filecoiner to effect the Acquisition are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by Filecoiner on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Sphere (other than in Section 3.01(a), Section 3.02, Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.03(e), and Section 3.05(a)) set forth in  Article III of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words "Snap Material Adverse Effect," "in all material respects," "in any material respect," "material," or "materially") when made, and also on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Snap Material Adverse Effect; (ii) the representations and warranties of Sphere contained in Section 3.02 shall be true and correct (other than de minimis inaccuracies) when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date); and (iii) the representations and warranties contained in Section 3.01(a), Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.03(e), and Section 3.05(a), shall be true and correct in all respects when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Performance of Covenants. HVE shall have performed in all material respects all obligations and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing Date.

(c) HVE Material Adverse Effect. Since the date of this Agreement, there shall not have been any HVE Material Adverse Effect.

(d) Officers Certificate. Filecoiner will have received a certificate, signed by the chief executive officer or chief financial officer of HVE, certifying as to the matters set forth in Section 6.02(a),  Section 6.02(b), and Section 6.02(c) hereof.

(e) Audit Status. HVE shall have provided Filecoiner with all necessary information related to the Snap Business that may be required for audit purposes.

Section 6.03 Conditions to Obligation of HVE. The obligation of HVE to effect the Acquisition is also subject to the satisfaction or waiver by HVE on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Filecoiner (other than in Section 4.01(a), Section 4.02(a), Section 4.03(a), Section 4.03(b)), Section 4.03(d), Section 4.05, and Section Section 4.10 set forth in  ARTICLE IV of this Agreement) shall be true and correct in all respects (without giving effect to any limitation indicated by the words "Filecoiner Material Adverse Effect," "in all material respects," "in any material respect," "material," or "materially") when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Filecoiner Material Adverse Effect; (ii) the representations and warranties of Filecoiner contained in Section 4.02(a) shall be true and correct (other than de minimis inaccuracies) when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date); and (iii) the representations and warranties contained in Section 4.01(a), Section 4.03(a), Section 4.03(b), Section 4.03(d), Section 4.05, and Section 4.10 shall be true and correct in all respects when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Performance of Covenants. Filecoiner shall have performed in all material respects all obligations and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing Date.

(c) Filecoiner Material Adverse Effect. Since the date of this Agreement, there shall not have been any Filecoiner Material Adverse Effect.

(d) Officers Certificate. Sphere will have received a certificate, signed by an officer of Filecoiner, certifying as to the matters set forth in Section 6.03(a), Section  6.03(b), and Section 6.03(c).

Section 6.04 Post-Closing Covenants of the Parties. In further consideration of the premises, representations and warranties and the covenants and agreements contained herein and other good and valuable consideration, the parties hereto hereby agree to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable any consents, approvals and authorizations of all third parties and governmental bodies which are necessary or advisable to consummate this Agreement and to comply with the terms and conditions of all such consents, approvals and authorizations of all such third parties and governmental bodies.  HVE will cooperate with Filecoiner's audit of any financial statements related to the Snap Business.

ARTICLE VII
TERMINATION, AMENDMENT, AND WAIVER

Section 7.01 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing Date (whether before or after the receipt of the Requisite Sphere Approval or the Requisite Filecoiner Approval) by the mutual written consent of Filecoiner and HVE.

Section 7.02 Termination by Either Filecoiner or HVE. This Agreement may be terminated by either Filecoiner or HVE at any time prior to the Closing Date (whether before or after the receipt of the Requisite Sphere Approval  or Requisite Filecoiner Approval):

(a) if the Acquisition shall not have been consummated on or prior to 5:00 p.m., Eastern Time, on October 31 2021 (the "End Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Acquisition to be consummated on or before the End Date. The Parties mutually covenant to use their reasonable best efforts to consummate the Closing by October 31, 2021; or

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Acquisition, the Filecoiner Stock Issuance, or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order;

Section 7.03 Reserved.

Section 7.04 Reserved.

Section 7.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this  ARTICLE VII (other than pursuant to Section 7.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 7.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this  ARTICLE VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except: (a) with respect to Section 5.03(b), this Section 7.05, Section 7.06, which shall remain in full force and effect; and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

Section 7.06 Fees and Expenses Following Termination. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

Section 7.07 Amendment. At any time prior to the Closing Date, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Sphere Approval , by written agreement signed by each of the parties hereto.

Section 7.08 Extension; Waiver. At any time prior to the Closing Date, Filecoiner, on the one hand, or HVE, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII
MISCELLANEOUS

Section 8.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

"Acquisition Agreement" has the meaning set forth in Section 5.04(a).

"Acquisition Consideration" has the meaning set forth in Section 2.01(a).

"Acquisition" has the meaning set forth in the Recitals.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, "control" (including, the terms "controlling," "controlled by," and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.

"Agreement" has the meaning set forth in the Preamble.

"Antitrust Laws" has the meaning set forth in Section 3.03(c).

"Assets" shall mean all of the assets necessary to run the Snap Business including the $5,000,000 in cash being transferred to Filecoiner.

"Associate" has the meaning set forth in Section 912(a)(3) of the NRS.

"Business Day" means any day, other than Saturday, Sunday, or any day on which banking institutions located in New York, New York are authorized or required by Law or other governmental action to close.

"Charter Documents" means: (a) with respect to a corporation, the charter, certificate or articles of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

"Closing Date" has the meaning set forth in Section 1.02.

"Closing" has the meaning set forth in Section 1.02.

"Code" means the U.S. Internal Revenue Code, as amended and in effect as of the date hereof.

"Consent" has the meaning set forth in Section 3.03(c).

"Contracts" means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral.

"Damages" means all losses, damages, liabilities and claims, and fees, costs and expenses of any kind related thereto, provided that notwithstanding anything to the contrary contained in this Agreement, Damages shall not include lost profits, lost revenue, diminutions in value, lost anticipated savings or consequential, special, incidental, indirect or punitive damages.

"End Date" has the meaning set forth in Section 7.02(a).

"Environmental Laws" means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term "Environmental Law" includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq, the Canadian Environmental Protection Act, as amended, the Environmental Protection Act (Alberta), as amended, and its equivalents.

"Exchange Act" has the meaning set forth in Section 3.03(c).

"Expenses" means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Joint Proxy Statement and Form S-4, the filing of any required notices under the HSR Act or any non-US  similar or equivalent Laws, or in connection with other regulatory approvals, and all other matters related to the Acquisition, the Filecoiner Stock Issuance, and the other transactions contemplated by this Agreement.

"Filecoiner Adverse Recommendation Change" means the Filecoiner Board: (a) recommending a Takeover Proposal; (b) failing to recommend against acceptance of any tender offer or exchange offer for the shares of Acquisition Consideration within ten Business Days after the commencement of such offer; or (c) resolving or agreeing to take any of the foregoing actions.

"Filecoiner Balance Sheet" has the meaning set forth in Section 4.04(c).

"Filecoiner Board" has the meaning set forth in the Recitals.

"Filecoiner Disclosure Letter" means the disclosure letter, dated as of the date of this Agreement and delivered by Filecoiner  to Sphere concurrently with the execution of this Agreement.

"Filecoiner Material Adverse Effect" means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition (financial or otherwise), or assets of Filecoiner and its Subsidiaries, taken as a whole; or (b) the ability of Filecoiner to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (a), a Filecoiner Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions, or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement, or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of the Filecoiner and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the announcement or the pendency of this Agreement); (iii) any changes in applicable Law or applicable accounting standards, including interpretations thereof, (iv) any outbreak or escalation of war or any act of terrorism, (v) natural disasters, or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or other force majeure events; (vi) general conditions in the industry in which Filecoiner and its Subsidiaries operate; (vii) any failure, in and of itself, by Filecoiner to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Filecoiner Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso);  (viii) any change, in and of itself, in the market price or trading volume of Filecoiner's securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Filecoiner Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with Sphere's consent; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a Filecoiner Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on Filecoiner and its Subsidiaries, taken as a whole, compared to other participants in the industries in which Filecoiner and its Subsidiaries conduct their businesses.

"Filecoiner Securities" means the outstanding securities of Filecoiner as set forth in Schedule 4.02 to the Filecoiner Disclosure Letter.

"Filecoiner" has the meaning set forth in the Preamble.

"GAAP" has the meaning set forth in Section 3.04(a).

"Governmental Entity" has the meaning set forth in Section 3.03(c).

"Hazardous Substance" means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

"Intellectual Property" means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights.

"IPR" has the meaning set forth in Recitals.

"IRS" means the United States Internal Revenue Service.

"Knowledge" means: (a) with respect to Sphere, the actual knowledge of each of the individuals listed in Section 8.01 of Sphere's Disclosure Letter; and (b) with respect to Filecoiner , the actual knowledge of each of the individuals listed in Section 8.01 of the Filecoiner's Disclosure Letter; in each case, after due inquiry.

"Laws" means any federal, state, local, municipal, foreign, multi-national or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.

"Lease" means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which Sphere holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Sphere thereunder.

"Leased Real Estate" means all leasehold or subleasehold estates and other rights to use or occupy any Real Estate held by Sphere.

"Legal Action" means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or examinations.

"Liability" means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

"Liens" means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, and security interests of any kind or nature whatsoever.

"LOI" has the meaning set forth in Section 5.03(b).

"Order" has the meaning set forth in Section 3.09.

"Permits" has the meaning set forth in Section 3.08(b).

"Permitted Liens" means: (a) statutory Liens for current taxes not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (b) mechanics', carriers', workers', repairers', and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person's owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person's owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person's businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person's businesses; and (f) Liens arising under workers' compensation, unemployment insurance, social security, retirement, and similar legislation.

"Person" means any individual, corporation, limited or general partnership, limited liability Sphere, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act).

"Real Estate" means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, owned by Sphere.

"Representatives" has the meaning set forth in Section 5.04(a).

"Requisite Sphere Approval" has the meaning set forth in Section 3.03(a).

"Requisite Filecoiner Approval" has the meaning set forth in Section 4.03(a).

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means Securities Act of 1933, as amended.

"Snap Material Adverse Effect" means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition (financial or otherwise), or assets of the Snap Business; or (b) the ability of HVE to consummate the transactions contemplated hereby on a timely basis; provided, however, that, a Snap Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement, or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of HVE with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the announcement or the pendency of this Agreement); (iii) any changes in applicable Law or GAAP or other applicable accounting standards, including interpretations thereof, (iv) acts of war or terrorism, or military actions, or the escalation thereof; (v) natural disasters, or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or other force majeure events; (vi) general conditions in the industry in which HVE operates; (vii) any failure, in and of itself, by HVE to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Snap Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of Sphere's securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Snap Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with Filecoiner's consent; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a Snap Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on HVE, compared to other participants in the industries in which HVE conducts its businesses.

"Snap Material Contract" has the meaning set forth in Section 3.14(a).

"Sphere" has the meaning set forth in the Preamble.

"Sphere Adverse Recommendation Change" means the Sphere Board: (a) recommending a Takeover Proposal; (b) failing to recommend against acceptance of any tender offer or exchange offer for the shares of Sphere Shares within ten Business Days after the commencement of such offer; or (c) resolving or agreeing to take any of the foregoing actions.

"Sphere Board" has the meaning set forth in the Recitals.

"Sphere Disclosure Letter" means the disclosure letter, dated as of the date of this Agreement and delivered by Sphere to Filecoiner concurrently with the execution of this Agreement.

"Sphere Return" has the meaning set forth in the Section 5.13(a)(i).

"Straddle Period" shall have the meaning set forth in Section 5.13(b).

"Subsidiary" of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

Section 8.02 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," and the word "or" is not exclusive. The word "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends, and does not simply mean "if." A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words "hereof," "herein," "hereby," "hereto," and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to "this Agreement" shall include Sphere Disclosure Letter and Filecoiner Disclosure Letter.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.03 Benefitting Parties; Survival; Indemnification.

(a) Survival.  No representation, warranty, covenant or agreement of the parties contained in this Agreement or in any instrument delivered under this Agreement will survive the Closing Date, except (x) any representation, warranty, covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Closing Date; and (y)  as follows:

(i) the representations and warranties set out in ARTICLE 3 (Representations and Warranties Relating to Sphere) shall continue in full force and effect for a period of two (2) years after the Closing Date.

(ii) the representations and warranties set out in ARTICLE 4 (Representations and Warranties Relating to Filecoiner) shall continue in full force and effect for a period of two (2) years after the Closing Date; and

(iii) any claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by law.

The periods in Section 8.03(a) above are collectively referred to as the "Survival Period."

Section 8.04 Governing Law. This Agreement and all Legal Actions (whether based on contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New York.

Section 8.05 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the State of  New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 8.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.05; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION  Section 8.06.

Section 8.07 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or (a) when delivered by hand providing proof of delivery; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a written notice given in accordance with this Section 8.07):

If to Filecoiner, to:	FILECOINER, INC. 701 S. Carson St. Suite 200 Carson City, NV 89701 Attention: Paul Haber, CEO Email: phaber@blackbirchcap.com

with a copy (which will not constitute notice to Filecoiner) to:	Sichenzia Ross Ference LLP 1185 Avenue of the Americas New York, NY 10036 Attention: Arthur Marcus Email: amarcus@srf.law

If to Sphere, to: with a copy (which will not constitute notice to Sphere) to:

Sphere 3D Corp.

895 Don Mills Road, Bldg. 2, Suite 900

Toronto, Ontario, M3C1W3, Canada

Attention: Kurt Kalbfleisch

Email: Kurt.Kalbfleisch@sphere3d.com

Pryor Cashman LLP

7 Times Square

New York, NY 10036

Attention:  M. Ali Panjwani, Esq.

Email:  ali.panjwani@pryorcashman.com

Section 8.08 Entire Agreement. This Agreement (including the Exhibits to this Agreement), Sphere Disclosure Letter, the Filecoiner Disclosure Letter, and the  LOI constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the  LOI, the Filecoiner Disclosure Letter, and Sphere Disclosure Letter (other than an exception expressly set forth as such in the Filecoiner Disclosure Letter or Sphere Disclosure Letter), the statements in the body of this Agreement will control.

Section 8.09 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither Filecoiner  nor Sphere on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned, or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 8.13 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York  state court, in addition to any other remedy to which they are entitled at Law or in equity.

(b) Each party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

Section 8.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SPHERE 3D CORP.

By:/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: CEO

HVE INC.

By:/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: CFO

FILECOINER, INC.

By:/s/ Paul Haber
Name: Paul Haber
Title: Director and CEO